Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 15, 2010

Relating to Preliminary Prospectus Supplement dated June 11, 2010 and Prospectus dated June 3, 2010

Registration No. 333-167272

FREE WRITING PROSPECTUS DATED JUNE 15, 2010

2,634,000 Shares

Common Stock

This free writing prospectus relates to the offering of 2,634,000 shares of the common stock of Rubicon Technology, Inc. and should be read together with the prospectus dated June 3, 2010 (the “Prospectus”) included in our Registration Statement on Form S-3 (File No. 333-167272), as supplemented by the preliminary prospectus supplement dated June 11, 2010 related to this offering (the “Preliminary Prospectus”). The following information supplements and amends the information contained in the Prospectus and the Preliminary Prospectus.

The purpose of this free writing prospectus is to supplement and amend the Prospectus and the Preliminary Prospectus to reflect that certain selling stockholders will be selling an aggregate of 834,000 shares of common stock to the public in the offering.

The offering

We are offering 1,800,000 shares of our common stock and the selling stockholders identified in this free writing prospectus are offering 834,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

The underwriters may also purchase up to an additional 395,100 shares of our common stock from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover overallotments, if any, within 30 days from the date of the final prospectus supplement for the offering.

Principal and selling stockholders

The “Principal stockholders” chart beginning on page S-42 of the Prospectus Supplement is amended and superseded in its entirety as follows:

Unless otherwise noted, the following table sets forth, as of May 31, 2010, the beneficial ownership of our common stock by:

➢	each person that is a beneficial owner of 5% of more of our outstanding shares of common stock;

➢	each of our executive officers;

➢	each of our directors;

➢	all of our executive officers and directors as a group; and

➢	all selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as described below, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2010 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership is based on 20,356,031 shares of common stock outstanding as of May 31, 2010 and, for purposes of the percentage of beneficial ownership after the offering, after giving effect to certain stock option exercises as noted below. Unless otherwise indicated in the footnotes below, the address for each beneficial owner is c/o Rubicon Technology, Inc., 9931 Franklin Avenue, Franklin Park, Illinois 60131.

	Shares of Common Stock Owned Prior to Offering		Number of Shares of Common Stock to be Sold in Offering	Shares of Common Stock Owned After Offering
	Number	Percent		Number	Percent
Name of Beneficial Holder
5% stockholders:
The Co-Investment 2000 Fund, L.P.(1)(2), Cross Atlantic Technology Fund II, L.P.(1)(3) and Cross Atlantic Technology Fund, L.P.(1)(4)	6,154,249	29.8%	500,000	5,654,249	25.2%
FMR LLC(5)	2,566,230	12.6%	—	2,566,230	11.6%
T. Rowe Price Associates, Inc.(6)	1,890,169	9.3%	—	1,890,169	8.5%
Executive officers and directors:
Raja M. Parvez(7)	418,136	2.0%	200,000	197,519	*
William F. Weissman(8)	135,558	*	100,000	1,513	*
Don N. Aquilano(9)	22,343	*	4,000	18,343	*
Donald R. Caldwell(10)	6,180,184	29.9%	500,000	5,680,184	25.3%
Gordon Hunter(11)	27,749	*	—	27,749	*
Michael E. Mikolajczyk(12)	138,982	*	20,000	112,321	*
Raymond J. Spencer(13)	29,610	*	10,000	19,610	*
All executive officers and directors as a group(14)	6,952,562	32.7%	834,000	6,057,239	26.2%

*	Represents less than 1% of the outstanding shares of common stock.
(1)	Cross Atlantic Technology Fund, L.P. (“Cross Atlantic Technology Fund”), Cross Atlantic Technology Fund II, L.P. (“Cross Atlantic Technology Fund II”) and The Co-Investment 2000 Fund, L.P. (the “Co-Investment Fund”) are limited partnerships in the business of venture capital investing. Each of these funds has appointed Cross Atlantic Capital Partners, Inc. as its investment manager. Donald R. Caldwell, a member of our Board of Directors, is a director of and owns 100% of Cross Atlantic Capital Partners, Inc. The address for each of these entities is Five Radnor Corporate Center, Suite 555, 100 Matsonford Road, Radnor, Pennsylvania 19087.
(2)	Includes 2,719,998 shares of common stock and immediately exercisable warrants to purchase 139,823 shares of common stock beneficially owned by The Co-Investment Fund. The general partner of The Co-Investment Fund is Co-Invest Management, L.P. (“Co-Invest Management”). Co-Invest Capital Partners, Inc. (“Co-Invest Capital”) is the general partner of Co-Invest Management. Mr. Caldwell is a shareholder, director and officer of Co-Invest Capital. Brian Adamsky, Richard Fox, Gerry McCrory, Frederick Tecce and Hazel Cameron are officers of Co-Invest Capital and Messrs. Caldwell, Fox and Tecce are sometimes identified as managing directors of The Co-Investment Fund. Messrs. Caldwell, Adamsky, Fox, McCrory and Tecce and Ms. Cameron may be deemed to share voting and investment power with respect to all shares held by The Co-Investment Fund.
(3)	Includes 2,438,732 shares of common stock and immediately exercisable warrants to purchase 128,003 shares of common stock beneficially owned by Cross Atlantic Technology Fund II. XATF Management II, L.P. (“XATF Management II”) is the general partner of Cross Atlantic Technology Fund II. Cross Atlantic Capital Partners II, Inc. is the general partner of XATF Management II. Mr. Caldwell is a director, shareholder and officer of Cross Atlantic Capital Partners II. Messrs. McCrory, Adamsky, Fox and Tecce and Ms. Cameron are officers of Cross Atlantic Capital Partners II, and together with Mr. Caldwell, are sometimes identified as managing directors of Cross Atlantic Technology Fund II and may be deemed to share voting and investment power with respect to all shares held by Cross Atlantic Technology Fund II.

(4)	Includes 727,693 shares of common stock beneficially owned by Cross Atlantic Technology Fund. XATF Management, L.P. (“XATF Management”) is the general partner of Cross Atlantic Technology Fund. Cross Atlantic Capital Partners, Inc. is the general partner of XATF Management. Messrs. Caldwell, McCrory, Adamsky, Fox and Tecce and Ms. Cameron are officers of Cross Atlantic Capital Partners, Inc., are sometimes identified as managing directors of Cross Atlantic Technology Fund and may be deemed to share voting and investment power with respect to all shares held by Cross Atlantic Technology Fund.
(5)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on February 16, 2010 (the “FMR 13G”), with the SEC by FMR LLC with respect to ownership of shares of our common stock. The FMR 13G reflects that FMR LLC and Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, has sole dispositive power with respect to 2,566,230 shares of our outstanding common stock as a result of Fidelity acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, including Fidelity Growth Company Fund (“FGCF”), which holds all of the 2,566,230 shares of common stock. Edward C. Johnson 3d, Chairman of FMR LLC, and members of his family, through their direct and indirect ownership of shares of FMR LLC and the execution of a certain voting agreement among FMR LLC shareholders may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC, Fidelity and FGCF is: 82 Devonshire Street, Boston, Massachusetts 02109.
(6)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed on February 12, 2010 (the “TRP 13G”), with the SEC by T. Rowe Price Associates, Inc. with respect to ownership of shares of our common stock. The TRP 13G reflects that T. Rowe Price Associates, Inc. (“Price Associates”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, has sole dispositive power with respect to 1,890,169 shares of our outstanding common stock as a result of Price Associates acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The address of Price Associates is: 100 E. Pratt Street, Baltimore, Maryland 21202.
(7)	Includes options to purchase 418,136 shares of common stock, which are exercisable within 60 days of May 31, 2010. On June 15, 2010, Mr. Parvez acquired 200,000 shares of common stock to be sold in this offering through a cashless exercise of options to purchase 220,617 shares of common stock. After the completion of this offering, Mr. Parvez will hold options to purchase 197,519 shares of common stock, which are exercisable within 60 days of May 31, 2010.
(8)	Includes options to purchase 135,558 shares of common stock, which are exercisable within 60 days of May 31, 2010. On June 15, 2010, Mr. Weissman acquired 100,000 shares of common stock to be sold in this offering through a cashless exercise of options to purchase 134,045 shares of common stock. After the completion of this offering, Mr. Weissman will hold options to purchase 1,513 shares of common stock, which are exercisable within 60 days of May 31, 2010.
(9)	Includes 6,630 shares of common stock, 80 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 15,633 shares of common stock, which are exercisable within 60 days of May 31, 2010, owned by Mr. Aquilano. Mr. Aquilano will sell 4,000 of his 6,630 shares of common stock in this offering.
(10)	Includes 10,217 shares of common stock, 80 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 15,638 shares of common stock, which are exercisable within 60 days of May 31, 2010, owned by Mr. Caldwell. Also includes 5,886,423 shares of common stock and immediately exercisable warrants to purchase 267,826 shares of common stock beneficially owned by Cross Atlantic Technology Fund, L.P., Cross Atlantic Technology Fund II, L.P. and The Co-Investment Fund 2000 L.P. See footnotes (1) through (4) above for a description of the relationship among Mr. Caldwell and Cross Atlantic Technology Fund, L.P., Cross Atlantic Technology Fund II, L.P. and The Co-Investment Fund 2000 L.P. Mr. Caldwell will not sell any of these shares of common stock in this offering.
(11)	Includes 6,436 shares of common stock, 2,464 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 18,849 shares of common stock, which are exercisable within 60 days of May 31, 2010. Effective June 8, 2010, Mr. Hunter resigned from the board of directors.
(12)	Includes 94,586 shares of common stock, 2,470 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 41,063 shares of common stock, which are exercisable within 60 days of May 31, 2010. Also includes 700 shares of common stock and options to purchase 163 shares of common stock, which are exercisable within 60 days of May 31, 2010, held by his son, Mark Mikolajczyk. Michael Mikolajczyk disclaims beneficial ownership of the common stock and the shares underlying the common stock option held by Mark Mikolajczyk. On June 15, 2010, Michael Mikolajczyk acquired 16,993 shares of common stock to be sold in this offering through a cashless exercise of options to purchase 23,654 shares of common stock. Michael Mikolajczyk will also sell 3,007 of his 94,586 shares of common stock in this offering. After the completion of this offering, Michael Mikolajczyk will beneficially own 91,579 shares of common stock, 2,470 shares of restricted stock, which vest within 60 days of May 31, 2010, and options to purchase 17,409 shares of common stock, which are exercisable within 60 days of May 31, 2010, and 700 shares of common stock and options to purchase 163 shares of common stock, which are exercisable within 60 days of May 31, 2010, held by his son, Mark Mikolajczyk.
(13)	Includes 13,454 shares of common stock, 1,512 shares of restricted common stock, which vest within 60 days of May 31, 2010, and options to purchase 14,644 shares of common stock, which are exercisable within 60 days of May 31, 2010. Mr. Spencer will sell 10,000 of his 13,454 shares of common stock in this offering.
(14)	Includes 5,501,439 shares of common stock, 6,606 shares of restricted common stock, which vest within 60 days of May 31, 2010, warrants to purchase 267,826 shares of common stock, which are exercisable within 60 days of May 31, 2010, and options to purchase 281,368 shares of common stock, which are exercisable within 60 days of May 31, 2010, beneficially owned by our executive officers and directors.

Risk factors

The following risk factor on page S-13 of the Prospectus Supplement is amended and superseded to read as follows:

The concentration of our capital stock ownership with our directors and executive officers and their affiliates will limit your ability to influence corporate matters.

Our executive officers and directors and their affiliates together own more than 32% of our outstanding capital stock and voting power before the offering and will own approximately 26% of our common stock after the offering. For the foreseeable future, they will have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets. Their ownership may limit your ability to influence corporate matters and, as a result, the market price of our common stock could be adversely affected.

The following risk factor on page S-14 of the Prospectus Supplement is amended and superseded to read as follows:

Future sales of substantial amounts of our common stock could adversely affect the price of our common stock.

If our stockholders sell substantial amounts of our common stock following this offering, the prevailing market price for our common stock could be adversely affected. Such sales by our stockholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate.

As of May 31, 2010, there were 20,356,031 shares of our common stock outstanding. The stockholders selling in this offering will hold in the aggregate approximately 6,003,555 shares of our outstanding common stock after giving effect to this offering and have agreed with the underwriters that they will not for a period of approximately 90 days from the date of the final prospectus supplement for this offering offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of the underwriters. In addition, approximately 6,057,239 shares of our common stock remain subject to lock-up agreements entered into in connection with this offering and are scheduled to expire as early as September 14, 2010. When these lock-up agreements expire or are terminated, the shares of our common stock subject to those agreements will be eligible for sale under Rule 144, Rule 144(d) or Rule 701 under the Securities Act of 1933.

There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements as of the date hereof. After the completion of this offering, the holders of an aggregate of approximately 5,449,116 shares of common stock will have registration rights.

Certain legal matters in connection with this offering and with respect to the selling stockholders will be passed upon for us by McGuireWoods LLP.

The distribution of this free writing prospectus and the accompanying prospectus and the offering of the shares in certain jurisdictions may be restricted by law. This free writing prospectus, the prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or by the selling stockholders or the underwriters or any of them, to subscribe to or purchase any of the shares of common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting” in the Preliminary Prospectus.

RUBICON TECHNOLOGY, INC. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, UBS SECURITIES LLC WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE AT 1-888-827-7275.